Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO-I

Coller Secondaries Private Equity Opportunities Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$50,495,530.67	0.00013810	$6,973.43

Total Transaction Valuation:		$50,495,530.67
Total Fees Due for Filing:				$6,973.43
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$6,973.43